

June 3, 2014

Via E-mail
John G. Simmonds
President and Chief Executive Officer
BLVD Holdings, Inc.
3565 King Rd.
King City, Ontario, Canada L7B 1M3

> **Re: BLVD Holdings, Inc.**
> **Form PRE 14C**
> **Filed April 17, 2014**
> **File No. 001-35802**

Dear Mr. Simmonds:

We have reviewed your May 16, 2014 response to our May 5, 2014 comment letter. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response, on May 16, 2014, to comment 1 of our letter dated May 5, 2014 that you expect Mr. Goudas to make a 13D or 13G filing "in the immediate future." Since two weeks have passed, please tell us when we can expect the filing to be made.

2. Refer to your response to previous comment number 3. We continue to believe that Blvd Holdings became a shell company upon Ms. Courtney's departure. We note that Ms. Courtney sold her shares to Mr. Simmonds, and resigned her position as Chief Executive Officer as well as from the board of directors, thereby discontinuing the business that operated under her stewardship. Your planned activities in the entertainment business as described in the response to prior comment number 2 are significantly different from the activities conducted during Ms. Courtney's tenure and we do not consider them to be a successor activity. Accordingly, we continue to believe that the Form 8-K filed April 9, 2014 should have contained Form 10 information concerning Goudas Foods as well as its

historical financial statements and pro forma financial information giving effect to the acquisition. Please revise.

3. Please clarify whether the acquisition of Goudas Foods will be accounted for as a purchase business combination or a reverse recapitalization. The use of the term "accounting survivor" does not specify your accounting method.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director